Exhibit 10.2

Aspen Technology, Inc. Ten Canal Park	[phone] 617 949 1000	[world wide web] www.aspentech.com
Cambridge MA 02141-2201 USA	[fax] 617 949 1030	[e-mail] info@aspentech.com

[ASPENTECH LOGO]

June 16, 2003

Charles F. Kane
8 Benson Road
Hopkinton, MA 01748

Dear Chuck:

        I am delighted to offer you the position of Senior VP & Chief Financial Officer. Your starting annual salary will be $250,000 ($10,416.67 semi-monthly). You will report to David McQuillin, President and Chief Executive Officer. Your official start date will be July 1, 2003.

        You will have a bonus potential equal to 40% of your base salary.

        You will receive an option to purchase 150,000 shares of AspenTech Common Stock, or a participation level of approximately 0.38% of the current common shares outstanding, upon approval by the AspenTech Compensation Committee. These stock options will vest at 1/16 at the end of each calendar quarter, beginning with the first full quarter following the date of grant, but would exclude accelerated vesting triggered by the expected transaction with Advent International (the "Advent Financing"). These shares will be granted between your start date and the shareholder vote for the Advent Financing transaction. Upon approval of the Advent Financing transaction by shareholders, you will be given an additional option grant to maintain your participation level based on the new post-transaction fully diluted common shares outstanding. This additional grant would be made on the day following the successful approval of the Advent Financing transaction.

        Within your first two years with AspenTech, should your employment be terminated for any reason other than cause, you will be eligible to receive payment equal to six (6) months of salary payable over such period.

        You will also be eligible to receive AspenTech's standard employee benefits including paid vacation, paid holidays, life, AD&D, long-term disability insurance, PPO medical and dental plans, 401K plan, and Employee Stock Purchase Plan. Additional information regarding these plans is contained in plan documents and summaries that you will be provided. All benefits under these and any other company compensation or benefit plans are subject to the terms and conditions stated in the plan documents and summaries. The company reserves the right to modify, amend, or terminate any compensation or benefit plan at any time in its sole discretion.

        Please confirm your acceptance of this employment offer by signing a copy of this letter and returning it to me in the enclosed envelope by June 19, 2003. Also, please review the enclosed Confidentiality Agreement and I-9 form and bring them with you, with the appropriate documentation, on your first day. You understand and agree that employment with AspenTech is not for a fixed period of time and it terminable at the will of either AspenTech or you. No contrary representation or promises have been made to you in this letter or otherwise, and no such promise or representation shall be binding unless in writing and signed by an officer of AspenTech.

        Chuck, all of us at AspenTech are enthusiastic about the prospect of your joining the Company. Please ask for Andrea Higgins at the Cambridge, MA office at 9:00am on July 1, 2003 for new employee orientation.

Sincerely,

Aspen Technology, Inc.

/s/ Linda S. Hevenor

Linda S. Hevenor
Human Resources Manager

Accepted and Agreed to:

/s/ Charles F. Kane Charles F. Kane	June 16, 2003 Date

Enclosures:	Duplicate copy of letter for your file Confidentiality and Non-Compete Agreements I-9 Summary of Benefits Return Envelope